Emilio Ragosa Partner 609.919.6633 eragosa@morganlewis.com

January 7, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:	Genta Incorporated
Registration Statement on Form S-3
Filed December 23, 2009 File No. 333·163995

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated January 5, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement filed as of the date hereof, and the Company has provided the Commission with a marked copy of the Amendment against the Registration Statement reflecting the changes proposed herein.

Form S-3

Where You Can Find More Information: Incorporation of Documents by Reference, page 48

Securities and Exchange Commission
January 7, 2010

Comment:

1.           We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the Company’s Form 8-K (Item 8.01) filed May 28, 2009. Please revise the list on page 48 to include this filing.

Response:

Thank you for your comment.  The Company has revised its disclosure of the list of documents to be incorporated by reference into the filing to include the Company’s Form 8-K filed May 28, 2009.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc:  Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated